SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949	1

MINUTES OF THE SEVEN HUNDRED AND EIGHTEENTH MEETING OF THE BOARD OF DIRECTORS OF

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. (ELETROBRAS)

NIRE 53300000859/CNPJ nº 00001180/0001-26

In witness whereof, I do hereby certify for all the due purposes that on fourteenth day of the month of August of the year two thousand and fifteen, at 9 am at the Company’s Office located at Av. Presidente Vargas nº 409 – 13th floor, Rio de Janeiro – RJ, the Board of Directors of Centrais Elétricas Brasileiras S.A. (Eletrobras) held a meeting chaired by the Chairman of the Board, Mr. WAGNER BITTENCOURT DE OLIVEIRA, attended by the following Board members: JOSÉ DA COSTA CARVALHO NETO, JAILSON JOSÉ MEDEIROS ALVES, PRICILLA MARIA SANTANA, LUIZ EDUARDO BARATA FERREIRA e JOÃO ANTONIO LIAN. Board Member MAURÍCIO MUNIZ BARRETTO DE CARVALHO was absent for justifiable reason. Decision: 1. Corporate planning, governance and management of Eletrobras Companies. 1.1. Approval of 2nd ITR/2015. Presentation of Accounting Statements of 30 June 2015. (1) Disclaimer: This document has information related to the Financial Statements of the second semester of 2015 that will be disclosed to the market only on 14 August 2015, after the closing of the Stock Exchange in Brazil and the United States. For this reason, information presented under this document is considered classified, relevant and privileged, to which the administrators will have prior access in order to make their proper analysis and judgement. According to the Company’s Manual for Dissemination and Use of Relevant Information, Law 6.404, of 15 December 1976 and CVM Instruction 358, of 3 January 2002, Listed Individuals with access to Classified Information, with the exception of constitutional and legal publicity requirements, will be obliged to (i) keep confidential Relevant Information to which they had privileged access due to their position or function in the Company until it is disclosed to the market, as well as (ii) to ensure that their employees and trustworthy outsourced personnel also keep confidentiality, being jointly responsible for the breach of said confidentiality. Likewise, administrators are vetoed from trading the Company’s Securities Breach of the obligation for a 15 (fifteen)-day period prior to the disclosure of the Company’s quarterly information. Non-compliance with the obligation to confidentiality or negotiation policy related CVM Instruction 358, of 3 January 2002, where penalties set forth under paragraph three of Article 11 of Law 6.385, of 7 December 1976 will also be applicable. Furthermore, as set forth under sole paragraph of Article 18 of CVM Instruction 358, of 3 January 2002, events deemed a crime will be notified to the as Securities Commission of the Federal Prosecution Service. (2) Release: All review of working papers drafted by other auditors of KPMG took place by 13 August 2015. SPEs Manaus Transmissora de Energia, Norte Brasil and Teles Pires did not conclude their ITR and their auditors did not draft a quarterly report review to this date. If KPMG fails to be satisfied with results achieved by these SPEs via alternative procedures, Eletrobras’ limited review report will have limited scope. Besides the possible aforementioned situation, Eletrobras’ limited review report was drafted with limited scope due to uncertainties related to developments of the ‘Lava Jato’ Operation (Brazilian bribe scandal) and two emphasis: 1 – Amounts receivable subject to the approval by the regulating agency; 2 – The companies’ operating continuity. (3) Results:

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949	2

Companies	30 Jun 2015	1 Apr–30 Jun 2015	31 Mar 2015	30 Jun 2014	1 Apr–30 Jun 2014	31 Apr 2014
Eletrobras	(102.863)	(1.358.110)	1.255.247	881.279	(104.624)	985.903
Furnas	206.376	(204.281)	410.657	436.477	107.084	329.393
Chesf	499.769	113.363	386.406	246.242	47.359	198.883
Eletrosul	(235.376)	(305.287)	69.911	186.551	62.940	123.611
Eletronorte	108.991	(21.776)	130.767	1.542.853	434.388	1.108.465
Eletropar	2.204	775	1.429	(9.676)	(321)	(9.355)
Eletronuclear	(14.021)	(137.088)	123.067	(459.733)	(166.180)	(293.553)
CGTEE	(291.899)	(124.913)	(166.986)	(275.793)	(162.851)	(112.942)
ED Alagoas	(69.620)	(80.505)	10.885	(151.371)	(85.976)	(65.395)
ED Rondonia	(17.110)	28.190	(45.300)	38.111	68.957	(30.846)
ED Piaui	(69.620)	(51.315)	(17.707)	(14.169)	(823)	(13.346)
ED Acre	(36.807)	3.025	(39.832)	31.211	ND	ND
CELG-D	(390.794)	(93.898)	(296.896)	NA	NA	NA
ED Roraima	(101.154)	(65.859)	(35.295)	(44.792)	(16.291)	(28.501)
Amazonas Energia	(631.413)	(544.149)	(87.264)	(576.412)	(227.524)	(348.888)
Consolidated	(290.435)	(1.404.046)	1.113.611	936.756	(104.053)	1.040.809

Eletrobras
Equity component	30 Jun 2015	30 Jun 2014	Indexes	30 Jun 2015	30 Jun 2014
			PL profitability	-0,18%	1,45%
PL	56.432	60.938
AC	16.390	12.964	PMSO/ROL	14,59%	17,34%
PC	5.417	4.597
ANC	83.578	81.092	Current liquidity	3,03	2,82
PNC	38.118	28.522	Net debt	NA	NA
check	0	0	Net Income	-103	881
			+ Income Tax & CS	208	0
Current loans & fin. op. receiv.	5.435	5.968	+ Financial Income	-1.678	-834
Non-current loans & fin. op. receiv.	28.282	22.371	+ Depreciation/amortization	3	3
Current loans & fin. op. payab.	3.036	1.669	= EBTIDA	-1.571	50
Non-current loans & fin. op. payab.	18.973	11.011

Net debt	-11.708	-15.660
			Net debt/EBTIDA	NA	NA
Income components	30 Jun 2015	30 Jun 2014
ROL	1.618.362	1.462.898
Operating expenses	-3.816.55	-3.536.540
PMSO	-236.040	-253.666
Depreciation/amortization	-2.646	-3.179
Energy purchased for resale	-1.394.881	-1.478.868
Operating provision	-1.733.370	-1.007.763
Operating income	-2.198.193	-2.073.642
Financial Income	1.678.451	834.089
Owner’s equity	624.679	2.120.831
Income tax & CS	-207.800	0
Net Income	-102.863	925.074

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949	3

Furnas
Equity component	30 Jun 2015	30 Jun 2014	Indexes	30 Jun 2015	30 Jun 2014
			PL profitability	1,96%	3,77%
PL	10.552	11.590
AC	3.594	4.114	PMSO/ROL	23,35%	28,09%
PC	1.975	1.677
ANC	20.668	19.503	Current liquidity	1,82	2,45
PNC	11.735	10.350	Net debt	92,40%	71,73%
check	0	0	Net Income	206	436
			+ Income Tax & CS	132	211
Current loans & fin. op.receiv	3	3	+ Financial Income	141	270
Non-current loans & fin. op. receiv.	2	5	+ Depreciation/amortization	114	106
Current loans & fin. op. payab.	746	488	= EBTIDA	593	1.023
Non-current loans & fin. op. payab.	9.009	7.833

Net debt	9.750	8.313
			Net debt/EBTIDA	16,43	8,12
Income components	30 Jun 2015	30 Jun 2014
ROL	3.066	2.940
Operating expenses	-2.480	-2066
PMSO	-716	-826
Depreciation/amortization	-114	-106
Energy purchased for resale	-513	-342
Operating provision	-250	-15
Operating income	587	873
Financial Income	-141	-270
Owner’s equity	-107	44
Income tax & CS	-132	-211
Net Income	206	436

Chesf
Equity component	30 Jun 2015	30 Jun 2014	Indexes	30 Jun 2015	30 Jun 2014
			PL profitability	5,01%	2,14%
PL	9.966	11.508
AC	3.597	4.646	PMSO/ROL	29,44%	31,04%
PC	1.430	1.163
ANC	11.770	12.520	Current liquidity	2,52	3,99
PNC	3.970	4.494	Net debt	11,15%	10,66%
check	0	0	Net Income	500	246
			+ Income Tax & CS	20	-41
Current loans & fin. op. receiv	3	3	+ Financial Income	-475	-296
Non-current loans & fin. op. receiv.	2	6	+ Depreciation/amortization	54	51
Current loans & fin. op. payab.	301	137	= EBTIDA	99	-39
Non-current loans & fin. op. payab.	816	1.099

Net debt	1.111	1.227
			Net debt/EBTIDA	11,23	NA
Income components	30 Jun 2015	30 Jun 2014
ROL	1.824	1.730
Operating expenses	-1.782	-1.781
PMSO	-537	-537
Depreciation/amortization	-54	-51
Energy purchased for resale	-154	-184
Operating provision	-180	87
Operating income	42	-51
Financial Income	475	296
Owner’s equity	3	-40
Income tax & CS	-20	41
Net Income	500	246

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949	4

Eletrosul
Equity component	30 Jun 2015	30 Jun 2014	Indexes	30 Jun 2015	30 Jun 2014
			PL profitability	-4,48%	3,39%
PL	5.256	5.502
AC	1.013	1.331	PMSO/ROL	28,67%	43,41%
PC	1.240	1.030
ANC	9.199	8.288	Current liquidity	0,82	1,29
PNC	3.716	3.088	Net debt	64,29%	55,43%
			Net Income	-235	187
check	0	0	+ Income Tax & CS	74	144
			+ Financial Income	82	23
Current loans & fin. op. receiv	1	1	+ Depreciation/amortization	59	65
Non-current loans & fin. op. receiv.	3	5	= EBTIDA	-21	418
Current loans & fin. op. payab.	286	407
Non-current loans & fin. op. payab.	3.098	2.649
	0	0
Net debt			Net debt/EBTIDA	NA	7,30

Income components	30 Jun 2015	30 Jun 2014
ROL	768	500
Operating expenses	-705	-42
PMSO	-220	-217
Depreciation/amortization	-59	-65
Energy purchased for resale	-106	-18
Operating provision	3	302
Operating income	63	458
Financial Income	-82	-23
Owner’s equity	-143	-105
Income tax & CS	-74	-144
Net Income	-235	187

Eletronorte
Equity component	30 Jun 2015	30 Jun 2014	Indexes	30 Jun 2015	30 Jun 2014
			PL profitability	0,91%	11,71%
PL	11.979	13.173
AC	3.986	4.454	PMSO/ROL	22,25%	20,57%
PC	4.554	2.060
ANC	19.056	16.768	Current liquidity	0,88	2,16
PNC	6.509	5.989	Net debt	39,00%	34,07%
check	0	0	Net Income	109	1.543
			+ Income Tax & CS	82	122
Current loans & fin. op. receiv	0	0	+ Financial Income	330	0
Non-current loans & fin. op. receiv.	0	0	+ Depreciation/amortization	221	223
Current loans & fin. op. payab.	562	498	= EBTIDA	742	1.888
Non-current loans & fin. op. payab.	4.110	3.990
	0	0
Net debt	4.672	4.488
			Net debt/EBTIDA	6,30	2,38
Income components	30 Jun 2015	30 Jun 2014
ROL	2.988	3.186
Operating expenses	-2.525	-1.580
PMSO	-665	-656
Depreciation/amortization	-221	-223
Energy purchased for resale	-938	-128
Operating provision	-63	-7
Operating income	463	1.606
Financial Income	-330	-0
Owner’s equity	57	59
Income tax & CS	-82	-122
Net Income	109	1.543

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949	5

Eletropar
Equity component	30 Jun 2015	30 Jun 2014	Indexes	30 Jun 2015	30 Jun 2014
			PL profitability	1,35%	6,76%
PL	164	143
AC	62	58	PMSO/ROL	NA	NA
PC	1	1
ANC	118	100	Current liquidity	43,88	49,71
PNC	15	13	Net debt	NA	NA
check	0	0	Net Income	2	-10
			+ Income Tax & CS	0	0
Current loans & fin. op. receiv	0	0	+ Financial Income	-3	-3
Non-current loans & fin. op. receiv.	0	0	+ Depreciation/amortization	0	0
Current loans & fin. op. payab.	0	0	= EBTIDA	-1	-12
Non-current loans & fin. op. payab.	0	0

Net debt	0	0
			Net debt/EBTIDA	NA	NA
Income components	30 Jun 2015	30 Jun 2014
ROL	0	0
Operating expenses	-2	-16
PMSO	-2	-2
Depreciation/amortization	-0	-0
Energy purchased for resale	0	0
Operating provision	0	-14
Operating income	-2	-16
Financial Income	3	3
Owner’s equity	1	4
Income tax & CS	-0	-0
Net Income	2	-10

Eletronuclear
Equity component	30 Jun 2015	30 Jun 2014	Indexes	30 Jun 2015	30 Jun 2014
			PL profitability	-0,29%	-8,56
PL	4.782	5.370
AC	838	1.022	PMSO/ROL	45,16%	46,19%
PC	1.930	1.470
ANC	12.097	10.677	Current liquidity	0,43	0,70
PNC
			Net debt	117,10%	76,04%
check	0	0	Net Income	-14	-460
			+ Income Tax & CS + Financial Income	52 76	25 117
Current loans & fin. op. receiv	0	0	+ Depreciation/amortization	183	180
Non-current loans & fin. op. receiv.	0	0	= EBTIDA	297	-138
Current loans & fin. op. payab.	1.139	829
Non-current loans & fin. op. payab.	0	0

Net debt	5.600	4.084	Net debt/EBTIDA	18,86%	NA
	0	0
Income components	30 Jun 2015	30 Jun 2014
ROL	972	965
Operating expenses	-858	-1.283
PMSO	-439	-446
Depreciation/amortization	-183	-180
Energy purchased for resale	0	0
Operating provision	-32	-74
Operating income	114	-318
Financial Income	-76	-117
Owner’s equity	0	0
Income tax & CS	-52	-25
Net Income	-14	-460

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949	6

CGTEE
Equity component	30 Jun 2015	30 Jun 2014	Indexes	30 Jun 2015	30 Jun 2014
			PL profitability	NA	73,84%
PL	-845	-374
AC	132	197	PMSO/ROL	71,30%	93,05%
PC	554	654
ANC	1.748	1.710	Current liquidity	0,24	0,30
PNC	2.171	1.627	Net debt	NA	NA
			Net Income	-292	-276
check	0	0	+ Income Tax & CS	0	0
			+ Financial Income	163	100
Current loans & fin. op. receiv	0	0	+ Depreciation/amortization	40	36
Non-current loans & fin. op. receiv.	0	0	= EBTIDA	-89	-139
Current loans & fin. op. payab.	234	294
Non-current loans & fin. op. payab.	2.039	1.575

Net debt	2.272	1.1869	Net debt/EBTIDA	NA	NA

Income components	30 Jun 2015	30 Jun 2014
ROL	175	159
Operating expenses	-304	-334
PMSO	-125	-148
Depreciation/amortization	-40	-36
Energy purchased for resale	-96	-126
Operating provision	-6	-3
Operating income	-129	-175
Financial Income	-163	-100
Owner’s equity	0	0
Income tax & CS	0	0
Net Income	-292	-276

ED Alagoas
Equity component	30 Jun 2015	30 Jun 2014	Indexes	30 Jun 2015	30 Jun 2014
			PL profitability	NA	87,61%
PL	-81	-173
AC	519	370	PMSO/ROL	16,08%	21,91%
PC	762	911
ANC	1.188	929	Current liquidity	0,68	0,41
PNC	1.026	560	Net debt	NA	NA
check	0	0	Net Income	-70	-151
			+ Income Tax & CS	44	0
Current loans & fin. op. receiv	0	0	+ Financial Income	57	38
Non-current loans & fin. op. receiv.	0	0	+ Depreciation/amortization	17	16
Current loans & fin. op. payab.	276	468	= EBTIDA	48	-98
Non-current loans & fin. op. payab.	764	274

Net debt	1.039	743
			Net debt/EBTIDA	21,70	NA
Income components	30 Jun 2015	30 Jun 2014
ROL	658	475
Operating expenses	-627	-588
PMSO	-106	-104
Depreciation/amortization	-17	-16
Energy purchased for resale	-385	-367
Operating provision	-12	-2
Operating income	31	-114
Financial Income	-57	-38
Owner’s equity	0	0
Income tax & CS	-44	0
Net Income	-70	-151

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949	7

ED Rondonia
Equity component	30 Jun 2015	30 Jun 2014	Indexes	30 Jun 2015	30 Jun 2014
			PL profitability	-19,68%	-25,32%
PL	87	-151
AC	778	292	PMSO/ROL	20,21%	22,47%
PC	1.442	1.565
ANC	4.029	3.066	Current liquidity	0,54	0,19
PNC	3.278	1.944	Net debt	845,68%	NA
check	0	0	Net Income	-17	38
			+ Income Tax & CS	0	14
Current loans & fin. op. receiv	0	0	+ Financial Income	56	15
Non-current loans & fin. op. receiv.	0	0	+ Depreciation/amortization	18	17
Current loans & fin. op. payab.	107	264	= EBTIDA	57	83
Non-current loans & fin. op. payab.	628	290

Net debt	735	553
			Net debt/EBTIDA	12,95	6,63
Income components	30 Jun 2015	30 Jun 2014
ROL	571	552
Operating expenses	-533	-485
PMSO	-115	-124
Depreciation/amortization	-18	-17
Energy purchased for resale	-299	-191
Operating provision	10	-7
Operating income	39	67
Financial Income	-56	-15
Owner’s equity	0	0
Income tax & CS	0	-14
Net Income	-17	38

ED Piaui
Equity component	30 Jun 2015	30 Jun 2014	Indexes	30 Jun 2015	30 Jun 2014
			PL profitability	NA	6,06%
PL	-210	-234
AC	707	354	PMSO/ROL	19,25%	29,81%
PC	867	801
ANC	908	898	Current liquidity	0,81	0,44
PNC	958	685	Net debt	NA	NA
check	0	0	Net Income	-69	-14
			+ Income Tax & CS	0	3
Current loans & fin. op. receiv	0	0	+ Financial Income	68	35
Non-current loans & fin. op. receiv.	0	0	+ Depreciation/amortization	17	15
Current loans & fin. op. payab.	383	458	= EBTIDA	16	39
Non-current loans & fin. op. payab.	714	413

Net debt	1.097	871
			Net debt/EBTIDA	66,92	22,58
Income components	30 Jun 2015	30 Jun 2014
ROL	621	431
Operating expenses	-622	-408
PMSO	-120	-128
Depreciation/amortization	-17	-15
Energy purchased for resale	-367	-222
Operating provision	-13	41
Operating income	-1	23
Financial Income	-68	-35
Owner’s equity	0	0
Income tax & CS	0	-3
Net Income	-69	-14

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949	8

ED Acre
Equity component	30 Jun 2015	30 Jun 2014	Indexes	30 Jun 2015	30 Jun 2014
			PL profitability	203,36%	59,69%
PL	18	52
AC	280	165	PMSO/ROL	24,26%	24,85%
PC	309	265
ANC	650	627	Current liquidity	0,91	0,62
PNC	602	474	Net debt	1463,38%	325,08%
check	0	0	Net Income	-37	31
			+ Income Tax & CS	0	0
Current loans & fin. op. receiv	0	0	+ Financial Income	25	29
Non-current loans & fin. op. receiv.	0	0	+ Depreciation/amortization	8	7
Current loans & fin. op. payab.	51	52	= EBTIDA	-4	67
Non-current loans & fin. op. payab.	214	118

Net debt	265	170
			Net debt/EBTIDA	NA	2,53
Income components	30 Jun 2015	30 Jun 2014
ROL	181	174
Operating expenses	-192	-113
PMSO	-44	-43
Depreciation/amortization	-8	-7
Energy purchased for resale	-107	-61
Operating provision	-2	17
Operating income	-12	61
Financial Income	-25	-29
Owner’s equity	0	0
Income tax & CS	0	0
Net Income	-37	31

CELG-D
Equity component	30 Jun 2015	30 Jun 2014	Indexes	30 Jun 2015	30 Jun 2014
			PL profitability	NA
PL	-177
AC	1.442		PMSO/ROL	17,33%
PC	2.466
ANC	3.264		Current liquidity	0,58
PNC	2.417		Net debt	NA
check	0		Net Income	-391
			+ Income Tax & CS	0
Current loans & fin. op. receiv	0		+ Financial Income	321
Non-current loans & fin. op. receiv.	0		+ Depreciation/amortization	59
Current loans & fin. op. payab.	372		= EBTIDA	-11
Non-current loans & fin. op. payab.	461

Net debt
			Net debt/EBTIDA	NA
Income components	30 Jun 2015	30 Jun 2014
ROL	2.282
Operating expenses	-2.352
PMSO	-395
Depreciation/amortization	-59
Energy purchased for resale	-1.529
Operating provision	-79
Operating income	-70
Financial Income	-321
Owner’s equity	0
Income tax & CS	0
Net Income	-391

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949	9

ED Roraima
Equity component	30 Jun 2015	30 Jun 2014	Indexes	30 Jun 2015	30 Jun 2014
			PL profitability	NA	NA
PL	-171	-36
AC	264	96	PMSO/ROL	32,23%	45,20%
PC	441	297
ANC	303	327	Current liquidity	0,60	0,32
PNC	296	161	Net debt	NA	NA
check	-0	0	Net Income	-101	-45
			+ Income Tax & CS	0	0
Current loans & fin. op. receiv	0	0	+ Financial Income	13	-5
Non-current loans & fin. op. receiv.	0	0	+ Depreciation/amortization	-	-
Current loans & fin. op. payab.	7	24	= EBTIDA	-83	-45
Non-current loans & fin. op. payab.	43	18

Net debt	50	41
			Net debt/EBTIDA	NA	NA
Income components	30 Jun 2015	30 Jun 2014
ROL	120	95
Operating expenses	-208	-145
PMSO	-39	-43
Depreciation/amortization	-5	-5
Energy purchased for resale	-87	-47
Operating provision	-49	-10
Operating income	-88	-50
Financial Income	-13	5
Owner’s equity	0	0
Income tax & CS	0	0
Net Income	-101	-45

Amazonas
Equity component	30 Apr 2015	30 Apr 2014	Indexes	30 Jun 2015	30 Jun 2014
			PL profitability	NA	18,49%
PL	-2.651	-3.117
AC	3.301	894	PMSO/ROL	17,41%	18,76%
PC	4.673	9.418
ANC	12.024	19.215	Current liquidity	0,71	0,09
PNC	13.303	13.807	Net debt	NA	NA
check	0	0	Net Income	-631	-576
			+ Income Tax & CS	0	0
Current loans & fin. op. receiv	0	0	+ Financial Income	588	536
Non-current loans & fin. op. receiv.	0	0	+ Depreciation/amortization	127	51
Current loans & fin. op. payab.	671	858	= EBTIDA	84	11
Non-current loans & fin. op. payab.	1.516	578

Net debt	2.187	1.436
			Net debt/EBTIDA	26,02	134,91
Income components	30 Apr 2015	30 Apr 2014
ROL	1.836	1.643
Operating expenses	-1.879	-1.732
PMSO	-320	-308
Depreciation/amortization	-127	-51
Energy purchased for resale	-709	-824
Operating provision	-77	53
Operating income	-43	-89
Financial Income	-588	-536
Owner’s equity	0	0
Income tax & CS	0	0
Net Income	-631	-576

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Eletrobras Consolidated
Equity component	30 Jun 2015		30 Jun 2014	Indexes	30 Jun 2015	30 Jun 2014
				PL profitability	-0,51%	1,53%
PL	56.548		61.155
AC	31.178		26.849	PMSO/ROL	24,23%	27,64%
PC	22.339		21.801
ANC	119.771		114.951	Current liquidity	1,40	1,23
PNC	72.063		58.844	Net debt	37,89%	18,39%
check	0		0	Net Income	-290	937
				+ Income Tax & CS	611	477
Current loans & fin. op. receiv	2.578		2.705	+ Financial Income	-330	7
Non-current loans & fin. op. receiv.	12.689		10.901	+ Depreciation/amortization	926	775
Current loans & fin. op. payab.	5.508		3.114	= EBTIDA	917	2.196
Non-current loans & fin. op. payab.	31.188		21.737

Net debt	21.429		11.245
				Net debt/EBTIDA	23,38	5,12
Income components	30 Jun 2015	30 Jun 2015*	30 Jun 2014
ROL	16.826	14.714	13.875
Operating expenses	-16.870	-14.764	-12.627
PMSO	-4.077	-3.835	-3.835
Depreciation/amortization	-926	-867	-775
Energy purchased for resale	-6.254	-4.915	-3.685
Operating provision	-1.228	-1.241	424
Operating income	-45	-50	1.249
Financial Income	330	635	-7
Owner’s equity	36	-73	129
Income tax & CS	-611	-623	-477
Net Income	-290	-111	937

Eletrobras’ accountant informed that the KPMG Review Report makes an exception due to the uncertainties related to the Company’s ongoing Independent Investigation. Furthermore, the report drafted by the auditors note two situations related to the amounts that are subject to the authorization by the Granting Authority and the continuity risk of Controlled Companies Eletronuclear and CGTEE, as well as SPEs. It was also reported that the Company was able to obtain all financial information about investments made on SPEs and Affiliated companies; however, four Companies that were invested on did not conclude their work for the quarter. Despite this factor, this situation did not cause any effect on KPMG’s Review Report because the Auditors have access to the work that is being carried out by those companies, i.e. Norte Energia, Manaus Transmissora and Teles Pires, as reported by one of KPMG’s partner Mr. Danilo Simões. After those considerations, Eletrobras’ Accountant broke down the main components of the quarterly income for Eletrobras Companies. In relation to Eletrosul, the negative effect of the Generating Scaling Factor (GSF) stood out at R$ 140 million. It was informed that a transmission concession was transferred to Eletronorte. This operation resulted in positive income of R$ 200 million for Eletrosul; however, this operation is not resented on the item Consolidated. It was also noted that there was negative income presented for invested companies ESBR Jirau (R$ 60 million) and Teles Pires (R$ 11 million). In relation to Eletronorte, until June 2013 this company had free electric power, which led to gains during that year and was not repeated in the following year. Furthermore, the GSF effect totals approximately R$ 1 billion. Another factor is that its financial expense is overcharged due to dividends payable that have not yet been paid. In relation to Eletronuclear, it should be noted that compared to 2014 when it was recognized in the PID, which did not occur 2015.

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Furthermore, there was a surplus of capitalization on the asset accounting variation, where this item was adjusted compared to 2015, totaling R$ 130 million. In relation to CGTEE, there were two disallowances noted in its Net Operating Income (ROL), which had a stronger negative impact on its income. In relation to the financial income, negative consequence due to debt rollover can be noted. In positive terms, it is noted the effect of the purchase of energy with Eletronorte in 2014. In relation to its power utility the late payment of their obligations with suppliers. Another point to be noted was the application of more conservative criteria to measure the Provision for Allowance for Doubtful Accounts (PCLD), which caused this provision to increase in the earnings of 2015. It should also be noted that KPMG requested that accounting procedures should be aligned to tariff classifications. It was also noted that companies are exposed, where the item ‘energy purchased for resale’ increased. In relation to CELG-D, it was mentioned that its negative result is directly related to its debt, e.g. energy from Itaipu, where this negative result is directly recognized in the quarterly result. This is added to the fact that this debt is not being paid, which has caused a further negative impact on its result. Another point relative to CELG-D refers to the monitoring of the control sale process of those company, in order to define the best moment to recognize this investment as maintained for sale. 2. Power Utility business. 2.1. DEL-089/2015. Power Utility Companies – Signed by Eletrobras as the intervenient-guarantor company, in five Private Certificate of Indebtedness entered by Petrobras and BR Distribuidora (creditors) and Amazonas Energia, Ceron, Eletroacre and Boa Vista Energia (debtors), and these companies entering Creditors’ Rights Agreements related to CDE, in favor of Petrobras and BR Distribuidora. RES-447, of 12 August 2015. The Board of Directors of Centrais Elétricas Brasileiras S.A. (Eletrobras), within its rights, backing up the decision taken by the Board of Executive Officers, and consubstantiated by the following documents, RESOLVED: ➢ Report to the Board of Executive Officers nº DF-123, of 12 August 2015; ➢ Legal Opinion nº PJEF-3668, of 12 August 2015; ➢ Technical Information nº DFN-062, of 11 August 2015. 1. To approve the signing by Eletrobras as the intervenient-guarantor of 5 Creditors’ Rights Agreements (CCDs), that will be entered by Petrobras and Amazonas Energia, and by BR Distribuidora and Amazonas Energia, Eletroacre, Ceron and Boa Vista Energia, according to the minutes enclosed. 2. To agree, as set forth under Article 21, item III of the By-Laws of Amazonas Energia, Ceron, Boa Vista Energia e Eletroacre, that these Companies enter the Creditors’ Rights Agreements related to CDE, in favor of Petrobras and BR Distribuidora, to be entered by and between Petrobras and Amazonas Energia, and BR Distribuidora and Amazonas Energia, Eletroacre, Ceron and Boa Vista Energia, according to the minutes enclosed. 3. To grant legal powers to Eletrobras Board of Executive Officers to approve amendments made to the aforementioned agreements in item 1, provided the financial conditions approved her under are complied with, which will not incur in increase of the amount of the contracted loan and/or amendments to the financial charges, as well as comply with usual market practices. Said approval is conditioned to the prior analysis by the Department for the Development of New Businesses (DFN) and adopting the necessary measures for the compliance with Resolution. 3. Corporate and Shareholder Matters. 3.1. DEL-090/2015. Creation of the Independent Investigation Management Commission. The Independent Investigation Management Commission of the Board of Directors of Centrais Elétricas Brasileiras S.A. (Eletrobras), using its rights and supporting the decision made by the Board of Executive Officers, RESOLVED: 1. To appoint Mr. Manuel Jeremias Leite Caldas, as a member of the Fiscal Council of Eletrobras to join the Independent Investigation Management Commission  established by DEL-081/2015. 2. To hire a Compliance expert to assist in the works carried out by the Independent Investigation Management Commission.

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3. To determine that the Compliance Manager will take the necessary measures for the compliance of this Resolution. There being no further business, the Chairman of the Board concluded the work and determined the transcription of this document, which after read and approved in signed by me, MARIA SILVIA SAMPAIO SANT’ANNA, Secretary of the Council. Other deliberations from the meeting were omitted hereunder as they pertain solely to internal interests of the Company, proper caution, governed by the duty to confidentiality by the Administration, as per the main clause of Article 155 of Law nº 6.404 (Securities Law), therefore outside the scope of paragraph 1 of Article 142 of the Law at hand.

Rio de Janeiro, 14 August 2015.

MARIA SILVIA SAMPAIO SANT’ANNA
Secretary General

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.